FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição hereby rectifies the Notice to the Market published on May 10, 2010, where the calculation of the total amount of interim dividends concerning the first quarter failed to disregard the treasury shares. Therefore, under the Company’s policy on distribution of dividends, the correct amount of the interim dividends concerning the first quarter is nineteen million two hundred fourteen thousand eight hundred seventy-five Brazilian reals and thirty-nine cents (R$ 19,214,875.39). Upon rectification of said amount, the Notice to the Market announced on May 10, 2010 now reads as follows:

“Companhia Brasileira de Distribuição hereby announces that on May 7, 2010, the Company’s Board of Directors approved the payment of interim dividends, in accordance with the Company policy on distribution of dividends, in the amount of nineteen million two hundred fourteen thousand eight hundred seventy-five Brazilian reals and thirty-nine cents (R$ 19,214,875.39) concerning the first quarter, corresponding to R$ 0.0727272727273 per common share and R$ 0.08 per preferred share class A. The payment of the dividends shall take place on May 31, 2010. All the outstanding shares on the base date of May 17, 2010 shall be entitled to the dividends. As of May 18, 2010, the shares shall be traded “ex-right” to dividends until the date of payment thereof.”

The Company also reiterates its requests that the Shareholders update their details before Banco Itaú, thus avoiding any difficulties that might arise upon receipt of the abovementioned dividends. The updating may be conducted at any Banco Itaú branch. For further clarifications, please contact Investfone: (11) 5029-7780.

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 25, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.